SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Cooper Companies, Inc.

(Name of Subject Company (Issuer))

The Cooper Companies, Inc.

(Name of Filing Persons (Issuer))

2.625% Convertible Senior Debentures due 2023

(Titles of Classes of Securities)

216648 AF 2

216648 AG 0

(CUSIP Number of Class of Securities)

Carol R. Kaufman Senior Vice President of Legal Affairs, Secretary & Chief Administrative Officer 6140 Stoneridge Mall Road, Suite 590 Pleasanton, California 94588 (925) 460-3600	With copy to: Erica H. Steinberger, Esq. Laura L. Gabriel, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906 -1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$115,000,000	$4,519.50

*	Estimated for purposes of calculating the filing fee only. The purchase price of the 2.625% Convertible Senior Debentures due 2023 (the “Securities”), is equal to 100% of the principal amount of those Securities, excluding accrued and unpaid interest and certain other amounts, if any. As of May 30, 2008, there was $115,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $115,000,000, excluding accrued and unpaid interest and certain other amounts, if any.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $39.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No. Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the indenture, dated as of June 25, 2003 (the “Indenture”), between The Cooper Companies, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, as trustee (the “Trustee”), for the Company’s 2.625% Convertible Senior Debentures due 2023 (the “Securities”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to repurchase the Securities as set forth in the Company Notice to Holders of 2.625% Convertible Senior Debentures due 2023, dated June 2, 2008 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Securities and is obligated to repurchase all of the Securities if validly surrendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into cash and shares of common stock, $0.10 par value per share, of the Company, if any, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 6140 Stoneridge Mall Road, Suite 590, Pleasanton, California 94588 and the telephone number there is (925) 460-3600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A) Company Notice to Holders of 2.625% Convertible Senior Debentures due 2023, dated June 2, 2008.

(a)(1)(B) Form W-9.

(a) (5) Press release issued by the Company on June 2, 2008.

(b) Credit Agreement, dated as of January 31, 2007, among The Cooper Companies, Inc., the lenders from time to time party thereto, KeyBank National Association, as sole bookrunner, lead arranger, administrative agent, swing line lender and LC issuer, Citigroup Global Markets Inc., as lead arranger, JPMorgan Chase Bank, N.A., as syndication agent, Union Bank of California, N.A. and BMO Capital Markets Financing Inc., as co-documentation agents, and BNP Paribas, The Royal Bank of Scotland PLC and SunTrust Bank, as managing agents, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2007.

(d) Indenture, dated as of June 25, 2003, between the Company, as issuer, and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2003.

(g) Not applicable.

(h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COOPER COMPANIES, INC.

By:	/s/ CAROL R. KAUFMAN
Name:	Carol R. Kaufman
Title:	Senior Vice President of Legal Affairs, Secretary & Chief Administrative Officer

Date: June 2, 2008

INDEX TO EXHIBITS

Exhibit 99(a)(1)(A) Company Notice to Holders of 2.625% Convertible Senior Debentures due 2023, dated June 2, 2008.

Exhibit 99(a)(1)(B) Form W-9.

Exhibit 99(a)(5) Press release issued by the Company on June 2, 2008.

Exhibit 99(b) Credit Agreement, dated as of January 31, 2007, among The Cooper Companies, Inc., the lenders from time to time party thereto, KeyBank National Association, as sole bookrunner, lead arranger, administrative agent, swing line lender and LC issuer, Citigroup Global Markets Inc., as lead arranger, JPMorgan Chase Bank, N.A., as syndication agent, Union Bank of California, N.A. and BMO Capital Markets Financing Inc., as co-documentation agents, and BNP Paribas, The Royal Bank of Scotland PLC and SunTrust Bank, as managing agents, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2007.

Exhibit 99(d) Indenture, dated as of June 25, 2003, between the Company, as issuer, and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2003.